UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER

SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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Commission File Number 1-9159

NORSK HYDRO ASA

(Exact name of registrant as specified in its charter)

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Drammensveien 264, Vækerø

N-0240 Oslo

Norway

+47 22 53 81 00

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

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Ordinary shares of par value NOK 1.098 per share

(Title of each class of securities covered by this Form)

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Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor companies)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History
A.

Norsk Hydro ASA (the “Company”) first incurred the duty to file reports under Section 13(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) in 1986, when the Company filed a Form 20-F to register its ordinary shares of present par value NOK 1.098 each (the “Ordinary Shares”) with the Commission in connection with the listing of the Ordinary Shares on the New York Stock Exchange.

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B.

The Company has filed or submitted all reports required under Exchange Act Sections 13(a) and 15(d) and the corresponding Commission rules for the 12 months preceding the filing of this Form, and has filed at least one annual report on Form 20-F under Section 13(a) during this period.

Item 2. Recent United States Market Activity

The Company last sold securities in the United States in a registered offering under the Securities Act of 1933 pursuant to a Form F-4 filed on April 20, 2000 (File no. 333 - 11846).

Item 3. Foreign Listing and Primary Trading Market
A.

The Company maintains a listing of its Ordinary Shares on the Oslo Stock Exchange (Oslo Børs) in Norway. The Oslo Stock Exchange constitutes the primary trading market for the Ordinary Shares. The Company also maintains a listing of its Ordinary Shares on the London Stock Exchange in the United Kingdom, Euronext in France, and the Frankfurt Stock Exchange (Deutsche Börse), Düsseldorf Stock Exchange (Börse Düsseldorf) and Hamburg Stock Exchange (Börsen Hamburg und Hannover) in Germany.

B.

The Ordinary Shares were initially listed on the Oslo Stock Exchange in 1909 and the Company has maintained a listing of the Ordinary Shares on the Oslo Stock Exchange for at least the 12 months preceding the filing of this Form.

C.	During the 12-calendar-month period beginning November 1, 2006 and ending October 31, 2007, 96.02% of trading in the Ordinary Shares occurred through the Oslo Stock Exchange.
Item 4. Comparative Trading Volume Data

The Company’s trading volume data used to rely on Rule 12h-6(a)(4)(i) are as follows:

A.	See Item 4.D.
B.	See Item 4.D.
C.	See Item 4.D.
D.

On November 13, 2007, the Company filed a Form 25 with the Commission to delist the Ordinary Shares and the American depositary shares representing them (“ADSs”) from the New York Stock Exchange. With effect on November 23, 2007, the Ordinary Shares and ADSs were delisted from the New York Stock Exchange. During the 12-month period beginning November 23, 2006 and ending on November 22, 2007, the average daily trading volume of the Ordinary Shares in the United States (whether in their own form or through ADSs) was 358,247 and the average daily trading volume of the Ordinary Shares on a worldwide basis was 9,141,221. During this same 12-month period, the average daily trading volume of the Ordinary Shares in the United States (whether in their own form or through ADSs) was 3.92% as a percentage of the average daily trading volume of the Ordinary Shares on a worldwide basis.

E.	The Company has not terminated its ADS program for the Ordinary Shares.
F.

The Company used Bloomberg as the source of the trading volume of the Ordinary Shares and ADSs on the Oslo Stock Exchange and in the United States to determine whether it meets the requirements of Rule 12h-6. The trading volumes on the London Stock Exchange in the United Kingdom, Euronext in France, and the Frankfurt Stock Exchange (Deutsche Börse), Düsseldorf Stock Exchange (Börse Düsseldorf) and Hamburg Stock Exchange (Börsen Hamburg und Hannover) in Germany were supplied to the Company directly by the respective exchanges.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

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Not applicable.

Item 7. Notice Requirement
A.

On October 23, 2007 the Company published the notice required by Exchange Act Rule 12h-6(h), disclosing the Company’s intent to terminate its duty to file reports under Sections 13(a) and 15(d) of the Exchange Act.

B.	The Company distributed this notice via Prime Newswire and submitted the notice to the Commission under cover of a Form 6-K on October 25, 2007.
Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required by Rule 12g3-2(b)(1)(iii) on its Internet Web site at http://www.hydro.com.

PART III

Item  10. Exhibits

None.

Item  11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Norsk Hydro ASA has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Norsk Hydro ASA certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

NORSK HYDRO ASA

Dated: November 29, 2007	By:	/s/ John Ove Ottestad

Name: John Ove Ottestad
Title: Executive Vice President and Chief Financial Officer

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